Exhibit 12

SAFEWAY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	12 Weeks Ended March 27, 2004	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000	52 Weeks 1999
Income before income taxes and cumulative effect of accounting change	62.1	141.1	532.3	2,095.0	1,866.5	1,674.0
Add interest expense	96.2	442.4	430.8	446.9	457.2	362.2
Add interest on rental expense (a)	59.7	258.6	257.6	242.4	218.7	183.0
Add (less) equity in losses (earnings) of unconsolidated affiliates, net	0.5	7.1	0.2	(20.2)	(31.2)	(34.5)
(Less) add minority interest in subsidiary	(2.2)	(10.4)	(5.5)	—	1.1	5.9

Earnings	216.3	838.8	1,215.4	2,764.1	2,512.3	2,190.6

Interest expense	96.2	442.4	430.8	446.9	457.2	362.2
Add capitalized interest	4.4	21.9	31.0	25.7	17.0	9.3
Add interest on rental expense (a)	59.7	258.6	257.6	242.4	218.7	183.0

Fixed charges	160.3	722.9	719.4	715.0	692.9	554.5

Ratio of earnings to fixed charges	1.35	1.16	1.69	3.87	3.63	3.95

(a)	Based on a 10% discount factor on the estimated present value of future operating lease payments.